December 30, 2015
VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3233
Washington, D.C. 20549
Attn: Wilson K. Lee, Senior Staff Accountant, Office of Real Estate & Commodities

Re:    NorthStar Real Estate Income Trust, Inc.
Form 10-K for the Fiscal year ended December 31, 2014
Filed on March 27, 2015
Form 8-K
Filed on December 17, 2014
File No. 000-54671
Dear Mr. Lee:
Set forth below is the response of NorthStar Real Estate Income Trust, Inc. (together with its subsidiaries, the “Company”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated December 16, 2015 (the “Letter”), with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 (the “Form 10-K”) filed on March 27, 2015 and the Company’s Current Report on Form 8-K (the “Form 8-K”) filed on December 17, 2014.
For convenience of reference, the Staff comments contained in the Letter are reprinted below in italics, numbered to correspond with the paragraph numbers assigned in the Letter and are followed by the corresponding response of the Company. Capitalized terms used herein and not defined herein have the meanings set forth in the Company’s periodic filings with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Form 10-K for Fiscal Year Ended December 31, 2014
Item 1A. Risk Factors, page 12
Comments No. 1 and 2
We have paid, and may continue to pay, distributions from sources other than our cash flow from operations . . ., page 35
We note from your Form 10-Q filed on November 12, 2015, that for the nine months ended September 30, 2015, twenty-three percent of your distributions were funded through offering proceeds, and from your Form 10-Q filed on August 13, 2015, that for the six months ended June 30, 2015, twenty percent of your distributions were funded through offering proceeds. In future Exchange Act reports, to the extent there is a shortfall in either cash flow from operations or FFO full fiscal year or stub coverage, please specify the percentage coverage in your risk factor related to distribution coverage.

Securities and Exchange Commission
December 30, 2015

Response to Comments No. 1 and 2
The Company notes the Staff’s comments and advises the Staff that, to the extent there is a shortfall in either cash flow from operations or FFO for a full fiscal year or stub period, it will specify the percentage coverage in a risk factor related to distribution coverage in future filings on Form 10-K or Form 10-Q.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 73
Comment No. 3
In arriving at Funds from operations, you start with Net income (loss) attributable to NorthStar Real Estate Income Trust, Inc. common stockholders. As a result, it appears Funds from operations is actually Funds from operations attributable to just NorthStar Real Estate Income Trust, Inc. common stockholders instead of all equity stockholders. In future periodic filings please re-title “FFO” to the more appropriate “FFO attributable to NorthStar Real Estate Income Trust, Inc. common stockholders”. Additionally, apply this comment to your Modified funds from operations measure as well as to future periodic filings.
Response to Comment No. 3
The Company notes the Staff’s comment and advises the Staff that it will re-title “FFO” to “FFO attributable to NorthStar Real Estate Income Trust, Inc. common stockholders” and “MFFO” to “MFFO attributable to NorthStar Real Estate Income Trust, Inc. common stockholders” in its future periodic filings.
Comment No. 4
Within your discussion of MFFO, we note you have indicated that your adjustment for impairment of real estate-related investments is non-recurring. Given the nature of this adjustment, it is not clear why it is non-recurring. Please clarify and/or revise to remove the reference to non-recurring from your disclosure. Reference is made to Question 102.03 of the Division’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.
Response to Comment No. 4
The Company notes the Staff’s comment and advises the Staff that the Company computes MFFO in accordance with the standards established by the Investment Program Association (“IPA”). The IPA’s Practice Guidelines provide that “non-recurring impairments of real estate-related investments” are an adjustment under the definition of MFFO. Question 102.03 of the Division’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures provides that it “would not be appropriate to state that a charge or gain is non-recurring, infrequent or unusual, unless it meets the specified criteria.” Therefore, the Company will revise its future periodic filings to clarify that MFFO will exclude from FFO non-recurring impairments of real estate-related investments that meet the specified criteria identified in the rules and regulations of the Commission.
The Company also advises the Staff that it has not recorded any impairment of real estate-related investments. If the Company incurs any impairment of real estate-related investments in the future, the Company advises the Staff that it will analyze such impairments to determine whether it meets the specified criteria identified in the rules and regulations of the Commission.

Securities and Exchange Commission
December 30, 2015

Note 7 - Borrowings, pages 97 - 99
Comment No. 5
Reference is made to your risk factor disclosures on page 27 where you discuss the potential requirement to cure a breach of representations and warranties or a defect in the document of any of the contributed assets to the securitization in the form of either repurchasing or replacing the affected contributed asset or making a loss of value payment. Please revise future periodic filings to include the disclosures outlined in paragraphs 460-10-50-2 to 4 of the FASB Accounting Standards Codification for such guarantees.
Response to Comment No. 5
The Company notes the Staff’s comment and advises the Staff that it will revise future periodic filings to include the disclosures outlined in paragraphs 460-10-50-2 to 4 of the FASB Accounting Standards Codification regarding the Company’s obligations to cure breaches of representations and warranties or a defect in the document of any of the contributed assets to the securitization.
Schedule III - Real Estate And Accumulated Depreciation, page 11
Comment No. 6
Please revise future periodic filings to disclose in a note to the gross amount column your aggregate cost for Federal income tax purposes. Reference is made to Rule 12-28 of Regulation S-X.
Response to Comment No. 6
The Company notes the Staff’s comment and advises the Staff that it will include the aggregate cost for Federal income tax purposes in a footnote to the gross amount column in Schedule III included in its future filings on Form 10-K.
Schedule IV - Mortgage Loans on Real Estate, page 111 - 112
Comment No. 7
Please revise future periodic filings to disclose in a note to the gross amount column your aggregate cost for Federal income tax purposes. Reference is made to Rule 12-29 of Regulation S-X.
Response to Comment No. 7
The Company notes the Staff’s comment and advises the Staff that it will include the aggregate cost for Federal income tax purposes in a footnote to the gross amount column in Schedule IV included in its future filings on Form 10-K.
Form 8-K filed December 17, 2014
Comment No. 8
In future Exchange Act reports where you disclose an estimated value per share, please discuss the relationship between the aggregate purchase price of your CRE properties (as adjusted for related capital expenditures) and the estimated value assigned to your CRE properties, as well the relationship between the aggregate principal amount of your CRE debt investments (including future funding commitments) and the estimated value assigned to your CRE debt portfolio.

Securities and Exchange Commission
December 30, 2015

Response to Comment No. 8
The Company notes the Staff’s comment and advises the Staff that it will include the requested disclosure in its future periodic filings pursuant to the Exchange Act that disclose the Company’s estimated value per share.
Comment No. 9
We note that your sensitivity analysis on page 5 of the Form 8-K presents the impact on the estimated value per share resulting from variations to each key assumption on an aggregated basis. Please tell us how you considered disclosing the impact on the estimated value per share of variations to each key assumption in isolation, and assuming all other factors remain unchanged from your estimated value per share, or please explain to us why such disclosure would not be useful to investors.
Response to Comment No. 9
The Company notes the Staff’s comment and advises the Staff that in preparing the sensitivity analysis disclosure, the Company considered a number of factors including, among other factors: (1) the composition of the Company’s investment portfolio, which includes a variety of asset classes; (2) the usefulness to investors of disclosing the full extent of the upside and downside valuation scenarios given the degree to which positive or negative value fluctuations may be correlated across these asset classes; (3) the usefulness to investors and clarity of presenting the impact of variations on an aggregate basis as opposed to alternative disclosure formats; and (4) similar disclosures by other non-traded REITs, including related, publicly available correspondence with the Staff. Based on its review of the foregoing and other factors, the Company believes that the sensitivity analysis disclosure in the Form 8-K is useful to investors, particularly because changes to capitalization rates and discount rates for the commercial real estate industry are likely to be correlated, and therefore, the Company believes that presenting variations to key assumptions on the portfolio as a whole most clearly presents the potential impact to the estimated per share valuation. Further, due to the composition of the Company’s portfolio (consisting of multiple asset classes), the Company believes its presentation of the sensitivity analysis on an aggregate basis is more appropriate as showing the variations in assumptions in isolation would further complicate the analysis and make it more difficult for an investor to understand. If the Company were to present the sensitivity analysis on an itemized basis, the Company believes such presentation would inadequately capture the full extent of the Company’s per share valuation ranges, and therefore, not be useful to investors in their evaluation of the Company’s estimated per share valuation.
* * *

Securities and Exchange Commission
December 30, 2015

As requested in the Letter, the Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
If you should have any questions concerning this response, please contact the undersigned at (212) 287-2119 or Matt Brandwein, Chief Accounting Officer, at (212) 547-2675.
Sincerely,

/s/ Frank V. Saracino
Frank V. Saracino
Chief Financial Officer

cc:	Howard Efron, Securities and Exchange Commission
Daniel R. Gilbert, NorthStar Real Estate Income Trust, Inc.
Jenny B. Neslin, NorthStar Real Estate Income Trust, Inc.
Matt Brandwein, NorthStar Real Estate Income Trust, Inc.
Markus Veith, Grant Thornton LLP